UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

December 4, 2007 (December 3, 2007)

Date of Report (Date of earliest event reported)



VINEYARD NATIONAL BANCORP

(Exact name of registrant as specified in its charter)

California	000-20862	33-0309110
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1260 Corona Pointe Court, Corona, California	92879
(Address of principal executive offices)	(Zip Code)

(951) 271-4232

(Registrant's telephone number, including area code)

Not Applicable

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On December 3, 2007, Vineyard National Bancorp released on its website an investor relations presentation. A copy of the presentation is attached hereto as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits

    (a)   Not applicable
    (b)   Not applicable.
    (c)   Not applicable
    (d)   The following exhibit is included with this Report:

       Exhibit 99.1   Investor Relations Presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VINEYARD NATIONAL BANCORP

Date: December 4, 2007

By: */s/ Gordon Fong*

Gordon Fong
Executive Vice President and Chief Financial Officer

Construction Lending
Presented By







Creativity. Integrity. Flexibility.





Disclosure

When used in this presentation, filings by Vineyard National Bancorp ("Company") with the Securities and Exchange Commission ("SEC"), or other public or stockholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution you that all forward-looking statements are necessarily speculative and not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Also, the Company wishes to advise you that various risks and uncertainties could affect the Company's financial performance and cause actual results for future periods to differ materially from those anticipated or projected. Specifically, the Company cautions you that important factors could affect the Company's business and cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company, including: general economic conditions in its market area, particularly changes in economic conditions in the real estate industry or real estate values in our market, changes in market interest rates, increased loan prepayments, risk associated with credit quality, and other risks with respect to its business and/or financial results detailed in the Company's press releases and filings with the SEC. You are urged to review the risks described in such releases and filings. The risks highlighted herein should not be assumed to be the only factors that could affect future performance of the Company. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Basics of Construction Lending









Construction Products
How we source deals for:

- Single family residential luxury
- Single family residential tract
- Commercial income property

Underwriting Considerations

○ The five C's

➤ Character (experience, reputation, relationship)

➤ Capacity (financial statements of borrower/developer/contractor)

➤ Collateral

➤ Cash Flow

➤ Conditions (feasibility, sensibility & risk analysis)

Underwriting & Approval Process

- Project valuation
- Appraisal
- Insurance
- Loan documentation
  - Construction loan agreement
  - Commitment letter
- Loan-to-value, Loan-to-cost, Loan-to-bulk value

Underwriting & Approval Process

○ Exceptions

○ Interest Reserve

  ➢ What is it

  ➢ Typical size/amount

  ➢ How does it affect P&L & balance sheet

○ Rates & Terms

  ➢ Fixed vs. floating

  ➢ Maturities & extension periods

○ Yield & Fees




Loan Servicing

○ Administration of projects:
  ➤ Inspections
  ➤ Disbursements
  ➤ Draw schedule
    ♦ Paid bills vs. % of completion

○ Monitoring Process
  ➤ Budget review
  ➤ Schedule
  ➤ Market conditions



Problem Resolution

- Options when confronted with default
- Dealing with liens on the project
- Migration of credits through asset categories
  - Classified-substandard
  - Criticized-special mention
- Write downs and reserves



Payoff

○ Single asset repayment

○ Partial or release

○ Absorption rates & levels

○ Permanent financing



Addendum A

Vineyard's Loan Portfolio Details



Luxury Home Construction Lending
At September 30, 2007

Type	Number of Loans	Aggregate Outstanding Balance	Average Outstanding Balance	Number of Market Locations	Percentage of All Loans in Portfolio
Luxury Home Construction	347	$577.2 million	$1.7 million	10	27.0%

○ 123 units were 100% complete and are currently being marketed for sale

○ The related loan balance to these finished homes is
  ➢ approximately $65.0 million for 69 units of single family homes
  ➢ approximately $17.0 million for 54 units of multi-family homes
  ➢ with an average loan to value at inception of 65%

○ 202 units with a corresponding loan balance of approximately $118.8 million
  ➢ complete by 95% or greater
  ➢ should be available for sale within the first quarter of 2008

VINEYARD
NATIONAL BANCORP



Underwriting

○ Servicing approximately 40 experienced builders with 5 to 20 home projects per year

○ Acquisition of existing locations with 20%-25% cash equity

○ Providing a loan to cost of 75%-80%

○ Final values at completion of 50%-65%.

○ Project duration 12-18 months

VINEYARD
NATIONAL BANCORP



Underwriting

○ Bi-weekly project inspections for monitoring and budget control

○ Interest and fees paid from construction project budget

○ Marketing of project homes commence at or near completion stage

○ Absorption normally within 120 days

○ Original appraisal values and sale prices generally within 5% of each other

VINEYARD
NATIONAL BANCORP

Residential Tract Construction Lending
At September 30, 2007

Type	Number of Loans	Aggregate Outstanding Balance	Average Outstanding Balance	Number of Market Locations	Percentage of All Loans in Portfolio
Tract Home Construction	33	$163.4 million	$5.0 million	6	7.7%

○ 214 units that were 100% complete and being marketed for sale.
   ➢ The related loan balances to these finished homes is approximately $62.8 million
   ➢ With an average loan-to-value at inception of 68%
   ➢ Estimated market depreciation of 10%-30%

○ 96 units with a corresponding loan balance of approximately $31.8 million
   ➢ Are being marketed for sale and are scheduled for completion in the first quarter of 2008
   ➢ Anticipated same or greater market depreciation of these follow-on units

○ In total approximately $95.0 million related to 310 housing units are being marketed for sale within 25 projects, or approximately 12 per development with a general absorption level of 1 to 3 units per month.

VINEYARD
NATIONAL BANCORP



Underwriting

○ Servicing approximately 10 experienced builders with one to three project phases per year

○ Builder equity typically 15%-20% of projects, producing approximately 70%-75% of home value to retail value

○ Acquisition and entitlement of parcels of land generally require 12 months

○ Followed by phase 1, including models, limited initial production and finished pads and streets

○ Follow-on phases are built out based on anticipated 3 month absorption rates, which equal time to construct



Underwriting

- Home sales pay down project commitment and they release funds for next phasing

- Release prices on sales of units pre-determined to protect Bank's collateral position

- Depreciating values experienced in 10%-30% range

Commercial Construction Lending
At September 30, 2007

Type	Number of Loans	Aggregate Outstanding Balance	Average Outstanding Balance	Number of Market Locations	Percentage of All Loans in Portfolio
Commercial Construction	40	$163.6 million	$4.2 million	12	7.7%

○ 31 commercial construction loans to build for lease or owner-occupied office, medical office, retail, industrial and special-purpose building types

○ Nine for sale commercial construction projects with aggregate outstanding loan balance of $75.4 million

○ Total of 224 for sale commercial units being marketed for sale and scheduled for completion in 2008

  ➤ 123 Medical Office, 79 Offices,13 Industrial/Office,8 Airplane Hangars,1 Retail Building
  ➤ Average loan to value ratio at inception of 70.6%
  ➤ No recognized market depreciation in the commercial sector at this time

○ In total approximately $75.4 million related to 224 commercial units are being marketed for sale within 9 projects, or approximately 25 per development with a general absorption level of 1-4 units per month.



Asset Quality

○ Non Accrual Loans at Sept. 30, 2007

  ➢ $11.5 million, a decrease of $0.6 million as compared to second quarter 2007.

  ➢ The decrease in non-accrual loans during the third quarter related mainly to the following three items:

    1. the pay-down of $0.7 million on a $2.6 million real estate secured non-accrual loan related to a completed condominium project in the final stages of sales;

    2. the transfer of a $1.2 million SBA-guaranteed real estate secured loan from Vineyard's loan portfolio to "other real estate owned" in July 2007; and

    3. the addition to non-accrual of a $1.4 million single-family tract construction loan made up of seven completed and unsold homes in September 2007.



Asset Quality

○ The $11.5 million of non-accruing loans at September 30, 2007, consisted primarily of

➢ Four real estate secured loans in the aggregate amount of $10.4 million

➢ Vineyard believes these non-performing assets are adequately collateralized or maintain sufficient guarantees

○ At Oct. 31, 2007, Non-accruing loans increased to $15.0 million due to

➢ $3.4 million in a luxury construction loan placed on non-accrual in early October

➢ In addition at September 30th and October 31st, 2007 there was $2.5 million in two commercial construction loans that were 90 days past due but still accruing

➢ Additional 4th quarter loan loss provision of $3-$6 million based on estimated exposure related to SFR tract construction wind down in 2008



Addendum B

Vineyard National Bancorp

Investor Summary





Overview

At October 31, 2007

- Traded on the NASDAQ Global Market System under the symbol “VNBC”
- Market price – closed at $9.45[(1)]
- $2.5 billion in assets
- Total shares outstanding[(2)] – approximately 10.5 million
- Market Capitalization – approximately $100 million[(1)(2)]
- Inside ownership most recent quarter end – approximately 15%
- Institutional ownership most recent quarter end – approximately 50%
- Short interest shares as of November 2007 = 1,460,536[(3)]
  - Short interest ratio = 7.40[(3)]
  - Short interest/shares outstanding = 13.85% [(3)]

(1) Based on closing stock price as of November 27, 2007

(2) Includes unreleased and unallocated ESOP shares

VINEYARD NATIONAL BANCORP

(3) Source: SNL financial Nov. 29, 2007



Overview

At October 31, 2007

Price Valuation Measures

- 12 month trailing price to earnings ("P/E") – 4.90[1]
- Forward P/E fiscal year end Dec. 31, 2008 – 5.4 (based on analysts' estimates) [1]
- Price/Book most recent month-end – .68[1]
  - Price/tangible book – 0.96[1]
- 3Q'07/TTM Net Income - $5.5 / $22.3 million
- 3Q'07/TTM Diluted EPS - $0.45 / $1.93

- Analyst coverage – five (5)
  - Howe Barnes Hoefer & Arnett
  - Oppenheimer
  - RBC Capital Markets
  - Sandler O'Neil
  - Sidoti & Company, LLC

    - Consensus 2007 - $1.71[2]
    - Consensus 2008 - $1.87[2]

(1) Based on closing stock price as of November 27, 2007
(2) Source: SNL Financial Nov. 27, 2007

VINEYARD NATIONAL BANCORP

Key Strategic Principles



Capital Management

Balance Sheet Effectiveness

Key Financial Principles

Consistent EPS Growth

Operational Efficiency

VINEYARD
NATIONAL BANCORP

Operating Strategies

Vineyard's unique strategic drivers…

- Diverse asset base and organizational structure
- Strong operating efficiency
- Operates within 20 unique markets
- Development and enhancement of 10 specialty products
- Branding and marketing of the Vineyard franchise
  - In target geographic markets
  - In target product markets

…deliver strong results

- 12 Inland Empire community banking centers
- 4 community banking center presence in wealth communities
- 4 regional financial centers throughout CA
- State of the art cash management products
- Consistent, balanced growth since 2000



□ Assets   ■ Net Loans ■ Deposits
■ Earnings ■ EPS

(Earnings and EPS Annualized for '07)



Our Markets



Full Service Banking Center
Regional Financial Centers
Additional Markets
Core Market
Coastal Expansion
Santa Clarita
Hesperia
San Buenaventura
Oxnard
Thousand Oaks
Burbank
Monrovia
Glendora
Alhambra
Rialto
West Hollywood
Los Angeles
Highland
Ontario
Colton
Santa Monica
Bell
Whittier
Redlands
Yucaipa
Inglewood
La Habra
Riverside
Brea
Torrance
Cypress
Palm Springs
Rancho Palos Verdes
Tustin
Hemet
Cathedral City
Fountain Valley
Costa Mesa
Lake Forest
Mission Viejo
Laguna Niguel
Temecula
San Clemente
Oceanside
Carlsbad
Vista
Escondido
Encinitas
Poway
Santee
El Cajon
La Mesa
San Diego
National City
Chula Vista
Copyright (C) 2006 SNL Financial LC. All rights reserved
0
42.5mi

VINEYARD NATIONAL BANCORP

26



The Marketplace
Well Established in…

○ **Our Core Market:**

   ➢ Represents the regions of Los Angeles, Riverside and San Bernardino

   ➢ Strongest franchise and branding value

   ➢ Major distribution hub for goods coming in through the Los Angeles Harbors

   ➢ Stable commercial and consumer markets

   ➢ Commercial and retail development in support of the Los Angeles and Orange County regions

○ **Population growth for Riverside and San Bernardino counties continue to exceed national averages by more than 100%.**



The Marketplace Well Established in…

○ **Emerging presence in Southern California Coastal Communities:**

➢ Significant opportunities for cash management services, commercial and entrepreneur banking and income property lending

➢ Represents the confluence of entrepreneurs and the accumulation of wealth; providing significant new opportunities

➢ Acquisition of talent is most prevalent in these market places.



The Marketplace
Well Established in…

- **Expansion into new markets:**
  - **We look for markets that represents similar characteristics to the southern California Coastal luxury communities**
  - **Marin County Banking Center – allows us to access the North Bay and Central Valley which have similar product and market characteristics to that of our existing product offerings**
  - **Monterey and Santa Clara Regional Financial Centers will support the further expansion into Northern California**

Our Strategic Map



Luxury Construction | Tract Construction | Income Property | Multi-Family | SBA | Commercial/Business

Past 6 yrs: Community Banking

Next 1-2 yrs: Core Relationship Management & Build Out

20+ Unique Markets
10+ Expert Niches

Other | High/Mid Com'l (> $25-$150M) | Non-Profit | Entrepreneur/Private Banking | Low/Mid Com'l (< $25M) | Cash Mgmt

Future 3-5 yrs: Organic Growth

Future 5-7/10 yrs & Beyond: Franchise Maturity

Strategic Target Mixes

	Actual % as of 2006	Targeted Ranges
Lending Mix		
Real Estate Construction & Land	49%	20-40%
Commercial & Industrial	6%	15-30%
Real Estate Mortgage	41%	25-50%
Consumer & all other	4%	<10%
Deposit Mix		
Demand & NOW	19%	15-30%
Savings & Time	50%	30-40%
MMDA	31%	30-40%
Market Mix		
Inland Empire	65%	30-50%
Southern Ca. Coast	30%	30-50%
Northern Ca.	5%	10-25%

VINEYARD NATIONAL BANCORP

Total Loans and Deposits



	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006	June 30, 2007	Sept. 30, 2007
■ Net Loans	$78	$136	$250	$589	$1,015	$1,359	$1,883	$2,011	$1,969
■ Total Deposits	$99	$159	$288	$603	$965	$1,277	$1,806	$1,862	$1,851

VINEYARD
NATIONAL BANCORP

Dollars in millions

Loan Composition
As of September 30, 2007

Total loans - $2.0 billion



- Luxury Home Land — 1%
- Luxury Home Const. — 29%
- Tract Home Const. — 8%
- Tract Home Land — 3%
- Com'l Const. — 8%
- Com'l Land — 1%
- Real estate construction & land — 50%
- Com'l CRE — 29%
- Multi-Family & Other Residential Real Estate — 8%
- Real estate mortgage — 37%
- Commercial and industrial — 7%
- Consumer & all other loans — 6%

■ Real estate construction & land   ■ Real estate mortgage

■ Commercial and industrial   ■ Consumer & all other loans

Deposit Composition

As of September 30, 2007



Total Deposits - $1.8 billion
3%
16%
49%
32%
Time deposits
Money market
Non-interest bearing
Savings and NOW



Banking Center Office Sizes
4
8
4
>$100 million
$75 - $100 million
$30 - $75 million

VINEYARD NATIONAL BANCORP



Core Deposit Strategies
Banking Center Market Share

- **Organic deposit growth**
  - ➢Community positioning and expansion within current markets
  - ➢Acquisition of teams within new growth markets
  - ➢Targeted deposit market share of 20% with minimum capture target of 10%
    - ♦6 of 16 markets capture more than 20%
    - ♦7 of 16 markets capture 10% minimum target
    - ♦3 below minimum
  - ➢Average banking center is $115.0 million

- **How we accomplish organic growth**
  - ➢Utilization of cash management products
  - ➢Extension of reach through deposit production offices and additional personnel without the costs of branching infrastructure

Source = FDIC Deposit Market Share by Zip Code

VINEYARD NATIONAL BANCORP

Our Values

The bottom line… It's all about People

Creativity. Integrity. Flexibility


VINEYARD BANK
VINEYARD
Mobile Unit
VINEYARD
VINEYARD
Respect
Devotion
Honor
Strength
Spirit
Pride
Triumph
Heart
Valor
Remembrance
Hero
Truth
Allegiance
Character
Glory
Leadership
Patriot
Soldier
Freedom
Passion
Power
Courage
Bravery
Loyalty
Destiny

VINEYARD NATIONAL BANCORP



Vineyard National Bancorp Has...

A proven business model:

Well established in robust growth markets

Emerging presence in wealth and entrepreneur communities

Diverse revenue and distribution channels

Well established credit culture

Developing broad-based deposit base

A commitment to build shareholder value

Strong performance over time

Employees, Customers, Investors….
"PEOPLE are our most valuable asset"



37





Thank you

www.vnbcstock.com

